SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 3) (1)


                              Optio Software, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    68389J106
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                                 (CUSIP Number)

                                    Jay Wolf
                              c/o Trinad Capital LP
                          153 East 53rd St., 48th Floor
                               New York, NY 10022
                                 (212) 521-5180

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   May 2, 2005
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
  CUSIP No. 68389J106              13D
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-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Trinad Capital LP                                      20-0593276
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
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  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
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               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             2,315,247
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     2,315,247
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 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     2,315,247
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     10.89% (1)
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14. Type of Reporting Person (See Instructions)

    PN
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(1)   On the basis of 21,263,757 shares of Common Stock reported by the Company to be issued and outstanding as of June 6, 2005 in the Company's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on June 14, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
  CUSIP No. 68389J106              13D
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Trinad Advisors GP, LLC                                      10-0591650
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     * N/A
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             2,315,247
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     2,315,247
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     2,315,247
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     10.89% (1)
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
-------------------------------------------------------------------------------

(1) On the basis of 21,263,757 shares of Common Stock reported by the Company to be issued and outstanding as of June 6, 2005 in the Company's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on June 14, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
  CUSIP No. 68389J106              13D
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Robert Ellin                                      N/A
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     * N/A
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             2,315,247
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     2,315,247
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     2,315,247
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     10.89% (1)
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

(1) On the basis of 21,263,757 shares of Common Stock reported by the Company to be issued and outstanding as of June 6, 2005 in the Company's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on June 14, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTORY STATEMENT

This Amendment No. 3 to Schedule 13D (this "Amendment"), amends the Schedule 13D filed on November 12, 2004, as amended by Amendment No. 1, which was filed with the Securities and Exchange Commission (the "SEC") on March 14, 2005, and Amendment No.2, which was filed with the SEC on May 25, 2005 (the "Schedule 13-D"), filed jointly by Trinad Capital LP, Trinad Advisors GP, LLC and Robert Ellin (collectively, the "Reporting Persons"). This Amendment relates to the common stock, no par value per share (the "Common Stock"), of Optio Software, Inc., a Georgia corporation (the "Company"). The principal executive offices of the Company are located at 3015 Windward Plaza, Fairways II, Alpharetta, GA, 30005. This Amendment amends Item 4 and amends and restates in its entirety Item 5 of the Schedule 13-D. Except as provided herein, the Schedule 13-D remains in full force and effect.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13-D is hereby amended to reflect the following transactions.

All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share Trinad Capital, LP made purchases of Common Stock on the open market with its working capital:

    Date               Number of Shares Acquired          Price Per Share

    05/02/2005                 5,000                             1.2630
    05/02/2005                 2,500                             1.2600
    05/03/2005                 1,000                             1.2000
    05/04/2005                 4,000                             1.1725
    05/11/2005                 2,200                             1.1609
    05/16/2005                 6,200                             1.1074
    05/17/2005                 1,000                             1.2000
    05/18/2005                 2,000                             1.1800
    05/19/2005                 1,300                             1.1385
    05/23/2005                23,200                             1.1898
    05/26/2005                 2,500                             1.2360
    05/26/2005                 2,000                             1.2175
    05/27/2005                10,000                             1.2515
    05/31/2005                 5,000                             1.2730
    05/31/2005                 4,000                             1.2138
    06/15/2005                20,000                             1.1168
    06/28/2005                10,000                             1.1415
    06/29/2005                24,425                             1.1862
    06/29/2005                 4,500                             1.1933
    06/30/2005                 5,500                             1.2376
    06/30/2005                 4,000                             1.2637
    06/30/2005                 3,000                             1.2933
    07/01/2005                 2,000                             1.2300
    07/06/2005                 1,000                             1.1400
    07/12/2005                 5,900                             1.0800
    07/13/2005                20,000                             1.0057
    07/13/2005                 4,700                             1.0300
    07/20/2005                 2,600                             1.0762
    07/25/2005                10,000                             1.0715
    07/25/2005                 2,000                             1.0900
    07/26/2005                20,000                             1.1444
    07/26/2005                 1,000                             1.1500
    07/27/2005                10,000                             1.1215
    07/28/2005                23,770                             1.1469
    07/29/2005                20,000                             1.2545
    07/29/2005                10,000                             1.3115
    07/29/2005                10,000                             1.3275

    07/29/2005                 4,900                             1.2131
    07/29/2005                 4,000                             1.2850
    08/01/2005                 5,000                             1.2100
    08/04/2005                 1,000                             1.0900


The Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Report.

Item 5.       Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Trinad Capital LP, Trinad Advisors GP, LLC (as the general partner of Trinad Capital LP) and Robert Ellin (as a Managing Member of Trinad Advisors GP, LLC) are deemed to beneficially own an aggregate of 2,315,247 shares of Common Stock, representing approximately 10.89% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the SEC on June 14, 2005. Trinad Capital LP is deemed to be the direct beneficial owner of 2,315,247 shares of Common Stock. Trinad Advisors GP, LLC is deemed to be the indirect beneficial owner of 2,315,247 shares of Common Stock. Robert Ellin is deemed to be the indirect beneficial owner of 2,315,247 shares of Common Stock. Each of Trinad Advisors GP, LLC and Robert Ellin disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital LP (except for (i) the indirect interest of Trinad Advisors GP, LLC by virtue of being the general partner of Trinad Capital LLC, (ii) the indirect interest of Robert Ellin by virtue of being a member of Trinad Advisors GP, LLC, and (iii) the indirect interest of Robert Ellin by virtue of being a limited partner of Trinad Capital
LP). Trinad Advisors GP, LLC and Robert Ellin have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       Trinad Capital LP


August 17, 2005         By: /s/ Jay Wolf
                          --------------
                       Name:  Jay Wolf
                       Title: Managing Director of Trinad  Advisors GP, LLC,
                              the General Partner of Trinad Capital LP

                       Trinad Advisors GP, LLC

August 17, 2005         By: /s/ Jay Wolf
                          --------------
                       Name:  Jay Wolf
                       Title: Managing Director

                       Robert Ellin

August 17, 2005            /s/ Robert Ellin
                           ----------------


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).